Exhibit 12.2
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in Thousands)

	Year Ended Decemeber 31,
	2002	2003	2004	2005	2006
Pretax income from continuing operations	$90,062	$229,638	$253,599	$261,115	$239,642

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$78,650	$94,562	$133,409	$193,712	$241,574
Ground Rent 33%	$252	$398	$587	$1,118	$1,319
Preferred Dividends	$50,940	$53,441	$50,706	$55,169	$55,169
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed charges	$129,842	$148,401	$184,702	$249,999	$298,062

Capitalized interest during the period	$(9,157)	$(11,478)	$(9,882)	$(12,672)	$(20,049)
Preferred Dividends	$(50,940)	$(53,441)	$(50,706)	$(55,169)	$(55,169)
Amortization of capitalized interest during the period	$2,616	$2,999	$3,328	$3,751	$4,419
Majority-owned subsidiary adjustments	$21,569	$5,365	$5,064	$7,881	$8,453
Equity Company Adjustments	$(32,769)	$(52,917)	$(40,895)	$(34,873)	$(30,337)
Equity Company Adjustments Distributed Income	$32,769	$52,917	$40,895	$34,873	$30,337

Earnings before income taxes and fixed charges	$183,992	$321,484	$386,105	$454,905	$475,358

Ratio of earnings to combined fixed charges and preferred dividends	1.42	2.17	2.09	1.82	1.59